Filed Pursuant to Rule 424(b)(3)
                                            under the Securities Act of 1933
                                            Registration Statement No. 333-98651

                         SUPPLEMENT NO. 3 TO PROSPECTUS
                             DATED OCTOBER 17, 2003
                                       OF
                             AMERIFIRST FUND I, LLC

      This Supplement No. 3 to the Prospectus dated October 17, 2003 of AmeriFirst Fund I, LLC (the "Fund") is being filed to delete any reference in the Fund's Prospectus which provides that Dan Armstrong would actively run the operations of the companies in the absence of John Tooke. Accordingly, the third paragraph under the subheading "Management," under the heading "OUR MANAGER, PROVIDER AND UNDERWRITER," on page 77 of the Prospectus, is hereby amended to read in its entirety as follows:

      Our manager will manage and control our affairs and have responsibility and final authority in almost all matters affecting our business. In addition, our manager currently intends to act as our servicer and service the policies we purchase; however, we may outsource any or all non-financial services to a third party. The Fund does not have its own employees or offices. The employees of our manager and provider and their parent, AmeriFirst, Inc., will carry out our operations at their offices or will outsource and oversee the services performed by a third party servicer. See "Management's Discussion and Analysis of Financial Condition of AmeriFirst Fund I, LLC." The duties of our manager, servicer and/or provider will include:

      o     dealings with members;

      o     accounting, tax and legal matters;

      o     communications and filings with regulatory agencies;

      o deciding what agreements we will enter into and whether we will enter into joint ventures with other companies to invest in life insurance policies;

      o due diligence review of the insured and the life insurance policy, estimate the life expectancy of the insured with the assistance of medical review service companies, close the transaction, monitor the life status of the insured and status of the policy, and file claims for proceeds when the insured passes away; and

      o     managing our other operations, if any.

The loss of John Tooke's services would not terminate the Fund's business and operations. At this point in time, each company is established with experienced staff with the knowledge and ability to continue their departments in the case that Mr. Tooke is unable to fulfill his duties. The contingency plan would have Irving Strickstein, Chairman and a stockholder of AmeriFirst, Inc., become Chief Executive Officer and actively run the operations of the companies other than AmeriFirst Capital Corp, our underwriter, which would be run by its current management, until a replacement for Mr. Tooke could be found. Management believes that the business
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and operations of all the companies of AmeriFirst, Inc. would continue to be operational even with the loss of Mr. Tooke's services. See below under "Officers and Directors of AmeriFirst, Inc." for the biography of Irving Strickstein.

Dated: February 4, 2004